05011003

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fancamp Resources Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME SEP 09 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3929 FISCAL YEAR 4-30-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/7/05

File No. 82-3929

AR/S
4-30-05

Resources

FANCAMP ~~EXPLORATION~~ LTD.

FINANCIAL STATEMENTS

APRIL 30, 2005 and 2004

Vellmer & Chang
Chartered Accountants

Suite 406 – 455 Granville Street
Vancouver, B.C., V6C 1T1
Tel: 604-687-3773
Fax: 604-687-3778

AUDITORS' REPORT

To the Shareholders of
Fancamp Exploration Ltd.

We have audited the balance sheets of Fancamp Exploration Ltd. as at April 30, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
July 21, 2005

"Vellmer & Chang"
Chartered Accountants

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

As at	April 30, 2005	April 30, 2004
	$	$
ASSETS		
CURRENT		
Cash	216,018	42,438
Taxes refundable	9,409	6,808
Prepaid expenses and deposits	2,175	2,072
Accrued mining duties refundable	66,962	61,895
	294,564	113,213
MINERAL PROPERTIES INTERESTS (Note 3)	907,278	745,253
INVESTMENT IN SHARES (Note 4)	2,345	2,487
INCORPORATION COSTS	-	1,100
	1,204,187	**862,053**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 7(c))	36,475	53,165
Botswana exploration commitment (Note 5)	-	610,170
	36,475	663,335
DEFERRED QUEBEC MINING DUTIES	191,855	186,788
	228,330	850,123
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6 (a))	6,825,073	6,324,123
SHARE SUBSCRIPTIONS RECEIVED (Note 6 (b))	-	45,000
CONTRIBUTED SURPLUS (Note 6(c))	112,980	54,361
DEFICIT	(5,962,196)	(6,411,554)
	975,857	11,930
	1,204,187	**862,053**

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS
NOTE 9 – CONTINGENCIES
NOTE 10 – SUBSEQUENT EVENTS

Approved by the Directors:

"Peter H. Smith" Director **"Debra Chapman"** Director

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Years Ended April 30, 2005	2004
	$	$
OPERATING EXPENSES		
Audit and accounting	12,200	10,500
Field administration, management and consulting	31,375	32,000
Interest expense	164	384
Legal fees	3,248	1,121
Office rent, supplies and services	31,477	29,008
Share transfer, listing and filing fees	18,703	22,422
Stock-based compensation	58,619	56,000
Telephone	4,881	4,442
	(160,667)	(155,877)
OTHER (EXPENSES) RECOVERIES		
General exploration expenditures	-	(911)
Long term investment written off	(142)	-
Mineral properties interests written off	(3)	-
Mineral properties interests written down	-	(15,223)
Reduction (increase) in Botswana exploration commitment (Note 5)	610,170	157,871
	610,025	141,737
LOSS BEFORE INCOME TAXES	449,358	(14,140)
Future income tax benefit on recognition of prior years loss carry forwards (Note 8)	-	35,150
INCOME (LOSS) FOR THE YEAR	449,358	21,010
DEFICIT, beginning of year	(6,411,554)	(6,432,564)
DEFICIT, end of year	**(5,962,196)**	**(6,411,554)**
NET INCOME (LOSS) PER SHARE		
BASIC	**0.02**	**0.00**
DILUTED	**0.02**	**0.00**
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
BASIC	**19,404,348**	**17,183,828**
DILUTED	**19,486,453**	**17,183,828**

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

CASH PROVIDED BY (USED IN):	Years Ended April 30, 2005	2004
	$	$
OPERATING ACTIVITIES		
Income (loss) for the year	449,358	21,010
Items not requiring cash in the year:		
Stock-based compensation	58,619	56,000
Mineral properties interests written down / off	3	15,223
Reduction in Botswana exploration commitment	(610,170)	(157,871)
Long term investment written off	142	-
Incorporation costs	1,100	-
Future income tax benefit on recognition of prior years loss carry forwards	-	(35,150)
	(100,948)	(100,788)
Changes in non-cash working capital items (Note 11)	(24,461)	(104,481)
	(125,409)	(205,269)
FINANCING ACTIVITIES		
Deferred Quebec Mining Duties	5,067	61,895
Shares issued for cash	500,950	480,050
Share subscriptions	(45,000)	45,000
	461,017	586,945
INVESTING ACTIVITIES		
Mineral property acquisition	(10,320)	(37,488)
Exploration expenditures	(151,708)	(336,613)
	(162,028)	(374,101)
INCREASE IN CASH in the year	173,580	7,575
CASH, beginning of year	42,438	34,863
CASH, end of year	**216,018**	**42,438**
SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES		
Shares received on sale of mineral property interest	-	2,346
SUPPLEMENTARY DISCLOSURE OF STATEMENTS OF CASH FLOWS INFORMATION		
Interest expense	164	384
Taxes (Note 8)	-	(35,150)
Foreign exchange (gain) loss on Botswana exploration commitment	-	(67,221)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $5,962,196 at April 30, 2005 (2004 -$6,411,554) and has not yet generated any revenue. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at April 31, 2005 and 2004 the Company does not have any cash equivalents, nor does it have cash which is over the federally insured limit.

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties interests include only the Company's joint venture share of the costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Foreign currency translation

The foreign currency accounts are translated into Canadian dollars by the temporal method as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary items, except those items which are carried at market value, are translated at historical exchange rates; and

(iii) Revenue and expense items are translated at the rate of exchange in effect at the time they occur.

Gains or losses arising on foreign currency translation are included in operations in the year in which they are incurred.

Financial instruments

The Company's financial instruments include cash, taxes refundable, accrued mining duties refundable, accounts payable and accrued liabilities and the Botswana exploration commitment. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest, credit or currency risk arising from these financial instruments, except with regards to currency risk associated with its Botswana exploration commitment, as detailed in Note 5.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

In accordance with the new *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at April 30, 2005 (2004 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted average number of shares outstanding in the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 ("EIC-146") *Flow-Through Shares* and accordingly recognizes a future income tax liability on the renouncement of qualified exploration expenditures to its flow-through share investors. The Company further recognizes in operations the benefit of previously unrecorded future income tax assets on the effective date of renouncement of flow-through share related qualified exploration expenditures.

NOTE 3 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

The Company has a 100% ownership interest in 37 claims in the Province of New Brunswick (2004 - 95 claims). Certain of the properties are subject to the following royalties or option agreements:

Upsalquitch Forks claims

The Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000. The claims were written down to a nominal value in 2002.

St. George's claims

22 of the St. George's claims (2004: 25 claims) are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire ½% net smelter returns by the payment of $250,000.

(b) 100% owned claims in the Province of Quebec

The Company has a 100% ownership interest in 1,052 claims in the Province of Quebec (2004 - 855 claims). Certain of the properties are subject to the following royalties or option agreements:

Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Manic 3 claims

The Manic-3 claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000. The claims were written down to a nominal value in 2004.

NOTE 3 - MINERAL PROPERTIES INTERESTS (Continued)

(b) 100% owned claims in the Province of Quebec (continued)

Sept-Iles Mechant

Effective September 1, 2002, the Company signed an option agreement with Ressources Appalaches ("Appalaches"), under which Appalaches may acquire a 50% interest in the 144 Sept-Iles Mechant claims by paying $10,200 on signing of the agreement (paid) and spending $75,000 in each of the first four years of the agreement and $100,000 in the fifth year of the agreement. During the fiscal year 2005, Appalanches had relinquished its above noted option to earn 50% ownership interest.

(c) 100% owned claims in the Province of Ontario

The Company has a 100% ownership interest in 6 claims in the Province of Ontario (2004 – 6 claims). Certain of the properties are subject to the following royalties or option agreements:

McFaulds Fancamp claims

The McFaulds Fancamp claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

(d) Mineral properties interests held jointly with others

St. George's claims

The Company owns a 50% joint venture interest in 16 claims near St. Andrews, New Brunswick (2004: 46 claims). The claims are subject to an underlying royalty interest of 1% of net smelter returns, of which ½% net smelter returns may be retired by the payment of $250,000.

The Company's joint venture partner is Golden Hope Mines Ltd., a public company with a common director.

The joint venture agreement requires each of the participants to fund their proportionate share of further expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor will forfeit all interest in the claims.

Benoist claims

The Company owns a 10% interest in a block of 24 claims in Quebec (2004: 24 claims). Subsequent to the year ended April 30, 2005, the 24 claims were expired and abandoned. The carrying value of the property was written off during the year.

Lac Colomb claims

The Company holds a 50% interest in a block of 5 claims in Quebec (2004: 6 claims). Subsequent to the year ended April 30, 2005, the 5 claims were expired and abandoned. The carrying value of the property was written off during the year.

NOTE 3 - MINERAL PROPERTIES INTERESTS (Continued)

(d) Mineral properties interests held jointly with others (continued)

Rupert Claims

On March 24, 2005, the Company acquired a 50% interest of 153 claims in Quebec for a total cost of $7,038.

(e) Mineral property royalty interests

Fancamp Township claims

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec (2004: 17 claims). The cost of those mineral claims is carried at a nominal value.

Mountain claims

The Company holds a royalty interest of 0.5% net smelter returns on 29 claims (2004: 47 claims) in Quebec, of which 0.25% net smelter returns may be retired by the payment of $250,000.

(f) Options on mineral properties interests

Longue Pointe de Mingan claims

On December 5, 2002, the Company signed an option agreement with Sheridan Platinum Group Ltd. ("Sheridan") under which it may acquire a 50% interest in 570 claims in Quebec by spending $500,000 within two years of the agreement.

Upon Fancamp's earning its 50% interest, Fancamp and Sheridan will become joint venture partners and fund their proportionate share of further exploration expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor's interest will revert to a 1% net smelter returns royalty interest.

During the fiscal year 2005, the Company had fulfilled its earn-in requirements on the above noted option agreement and holds a 50% interest in above noted property.

Sheridan is a significant shareholder of the Company as at April 30, 2005.

NOTE 4 - INVESTMENT IN SHARES

	2005	2004
	$	$
RNC Gold Inc.	-	142
Diadem Resources Ltd.	2,345	2,345
	2,345	2,487

NOTE 4 - INVESTMENT IN SHARES (Continued)

RNC Gold Inc.

Fancamp's investment in RNC Gold Inc. consists of 36 common shares. During fiscal year 2005, the Company wrote off its in RNC Gold Inc. as the Company assessed the recovery of its investment as doubtful.

Diadem Exploration Inc.

During 2004, the Company received a total of 13,390 first preferred shares of Diadem Exploration Inc. in consideration for its 50% ownership interest in 102 claims in the Otish Mountain region of Quebec.

Diadem Exploration Inc. is a 100% subsidiary of Diadem Resources Ltd., a Canadian public company. The shares in Diadem Exploration Inc. are exchangeable into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd. and of Fancamp and its joint venture partners after December 31, 2004 through to December 31, 2006 at an exchange price based upon the weighted average price of Diadem Resources Ltd.'s common shares during the three month period ended December 31, 2004. As at April 30, 2005, the above noted preferred shares have not been exchanged for the common shares of Diadem Resources Ltd.

NOTE 5 - BOTSWANA EXPLORATION COMMITMENT

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. Management reviews the exploration commitment exposure periodically, and, as adjustments become necessary, reports the change in commitment exposure in operations. In fiscal year 2005, management has determined that it is unlikely that the Company will be required to pay the exploration expenditure shortfall to Botswana and has written off the remaining exploration commitment balance of $610,170 to current operations.

An analysis of the changes in the carrying value of the liability recorded is as follows:

	April 30, 2005	April 30, 2004
	$	$
Net book value, Botswana exploration commitment, beginning of year	610,170	768,041
Foreign exchange loss (gain)	-	(67,221)
Decrease in commitment exposure	(610,170)	(90,650)
(Reduction) increase in Botswana exploration commitment	(610,170)	(157,871)
Net book value, Botswana exploration commitment, end of year	-	610,170

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2005		2004	
	Number	**Amount** $	**Number**	**Amount** $
Balance, beginning of year	18,883,481	6,324,123	15,817,981	5,877,584
Issued in the year for cash:				
Exercise of management incentive options	9,500	950	805,500	87,550
Exercise of flow-through share purchase warrants	800,000	100,000	2,060,000	257,500
Exercise of share purchase warrants	-	-	200,000	30,000
Private placement of flow-through units	4,000,000	400,000	-	-
Stock-based compensation on the exercise of stock options (Note 6 (c))	-	-	-	1,639
Future income tax liability on issuance of flow-through shares (Note 8)	-	-	-	(35,150)
Consideration received (receivable) on flow-through units	-	-	-	105,000
Balance, end of year	**23,692,981**	**6,825,073**	**18,883,481**	**6,324,123**

(b) Share subscriptions received

At April 30, 2005, the Company has received $nil (2004: $45,000) on account of the exercise of flow-through share purchase warrants, for which the flow-through shares are to be issued.

NOTE 6 - SHARE CAPITAL (Continued)

(c) Contributed surplus

	2005	2004
	$	$
Balance, beginning of year	54,361	-
Stock-based compensation on stock options granted during the year	58,619	56,000
Stock-based compensation on stock options exercised during the year (Note 6(a))	-	(1,639)
Balance, end of year	112,980	54,361

(d) Share purchase warrants

The changes in share purchase warrants were as follows:

	2005		**2004**	
	Underlying shares	**Weighted average exercise price per share**	**Underlying shares**	**Weighted average exercise price per share**
		$		$
Balance, beginning of year	1,240,000	0.125	3,500,000	0.126
Granted	4,000,000	0.150	-	-
Exercised	(800,000)	0.125	(2,260,000)	0.127
Expired / cancelled	(440,000)	0.125	-	-
Balance, end of year	4,000,000	0.150	1,240,000	0.125

The summary of share purchase warrants outstanding is as follows:

Exercise price per share	**Expiry date**	**Number of warrants outstanding 2005**	**2004**	**Share entitlement per warrant**
0.125	December 18, 2004	-	1,240,000	1 flow-through share
0.150	July 26, 2006	4,000,000	-	1 flow-through share
		4,000,000	1,240,000	

NOTE 6 - SHARE CAPITAL (Continued)

(e) Management incentive options

The Company established a stock option plan in fiscal 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation services or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except stock options granted to consultants or employees performing investor relation activities, which vest over 12 months. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In accordance with the new *CICA Handbook Section 3870 ("Section 3870") Stock-Based Compensation and other Stock-Based Payments,* the Company recognizes compensation expense for the estimated fair value of stock options granted to employees and non-employees in the year commencing May 1, 2003.

In fiscal year 2004, pursuant the Company's stock option plan, the Company granted 854,000 stock options to the directors of the Company with exercise price of $0.14 per share. These stock options were vested immediately and expire over 5 years from the date of grant.

In fiscal year 2005, pursuant the Company's stock option plan, the Company granted 793,000 stock options to the directors of the Company with exercise price of $0.10 per share. These stock options were vested immediately and expire over 5 years from the date of grant.

A summary of the status of options granted under the Company's plan as at April 30, 2005 and 2004 and the changes during the year then ended is as follows:

	2005		2004	
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
		$		$
Balance, beginning of year	1,095,000	0.14	1,046,500	0.11
Granted	793,000	0.10	854,000	0.14
Exercised	(9,500)	0.10	(805,500)	0.11
Expired / cancelled	(256,500)	0.11	-	-
Balance, end of year	**1,622,000**	**0.12**	**1,095,000**	**0.14**

NOTE 6 - SHARE CAPITAL (continued)

(e) Management incentive options (continued)

The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0% (2004: 3.0%), dividend yield of 0% (2004: 0%), volatility factor of 66.37% (2004: 20%), and a life of 5 years (2004: 5 years). The total amount recorded was $58,619 (2004: $56,000) charged to the statements of operations and deficit and offset to contributed to surplus. In addition, during the fiscal year 2005, $nil (2004: $1,639) was reversed out of contributed surplus for the stock options exercised (see Note 6 (c)).

A summary of weighted average fair value of exercise price of stock option granted is as follows:

	Weighted Average Exercise Price	Weighted Average Fair Value
2005:		
Exercise price below the market price at grant date	$ 0.10	$ 0.07
2004:		
Exercise price below the market price at grant date	$ 0.14	$ 0.07

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2005	2004
0.10	July 31, 2006	-	9,500
0.10	January 24, 2007	-	145,000
0.10	June 29, 2009	793,000	-
0.12	April 30, 2005	-	111,500
0.14	May 25, 2008	829,000	829,000
		1,622,000	1,095,000

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE 6 - SHARE CAPITAL (continued)

(f) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at April 30, 2005, the Company has a commitment to incur a further $396,100 (2004: $7,500) of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by March 23, 2007 pursuant to the terms of exercise of flow-through share purchase warrants.

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2005	2004
	$	$
(a) Professional geological fees paid, or recorded as payable, to a Director	70,792	67,169
(b) Administration charges and expenses paid, or recorded as payable, to two Directors	22,787	22,560
(c) Accounts payable to two Directors at April 30	4,302	27,898
(d) Accounts payable to a major shareholder at April 30	7,038	-

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net future tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

	2005	2004
Canadian statutory rate	36%	37%
	$	$
Income tax (expense) recovery at the Canadian statutory rate	182,900	(5,200)
Benefit of the tax losses (recognized) not recognized in the year	(182,900)	5,200
Benefit of future income tax asset recognized on *renouncement of flow-through share related qualifying* exploration expenditures	-	35,150
Income tax recovery (expense) recognized in the year	-	35,150

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005	2004
	$	$
Operating loss carry forwards, expiring 2006 – 2012	177,300	512,300
Undeducted mineral properties acquisition and exploration expenditures	1,425,700	1,395,000
Future tax assets	1,603,000	1,907,300
Less: valuation allowance	(1,603,000)	(1,907,300)
Net future tax assets	-	-

Effective March 19, 2004, the Company has adopted the CICA Emerging Issues Committee Abstract 146 ("EIC-146") *Flow-Through Shares* in accounting for the future tax liability related to the renouncement of qualified exploration expenditures to investors of the Company's flow-through share issuances. Accordingly, in 2005, the Company recognized a future tax liability on the date that the qualified exploration expenditures were effectively renounced in the amount of $nil (2004: $35,150) and reduced its share capital correspondingly (see Note 6 (a)).

Further in 2005, in accordance with EIC-146, the Company recognized in operations the benefit of a previously unrecorded future income tax asset on the renouncement of flow-through share related qualified exploration expenditures in the amount of $nil (2004: $35,150).

The EIC146 has been applied to flow-through shares issued subsequent to March 19, 2004.

NOTE 9 – CONTINGENCIES

As at April 30, 2005, the Company has a dispute with two of its exploration service suppliers for a total invoiced amount of $71,000. Management's position is that the suppliers have not provided the agreed-upon services and the Company accordingly has not accrued the corresponding liability of $71,000 in its accounts. The Company is contesting the claimed amounts vigorously and presently the outcomes of the disputes are indeterminable.

In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations (see Note 5). In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (CAD$877,640).

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to April 30, 2005 the Company granted incentive stock options for the purchase of 653,000 and 111,000 common shares at a price of $0.15 and $0.11 per share, exercisable on or before July 4, 2010 and July 19, 2010, respectively.

Subsequent to April 30, 2005, the Company has entered into an agreement to acquired a 50% interest in a minimum of 1,732 mineral claim units in the Johan Beetz District of Quebec's North Shore.

NOTE 11 – CASH PROVIDED BY (USED IN) CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2005	2004
	$	$
Taxes refundable	(2,601)	7,307
Prepaid expenses and deposits	(103)	7,078
Accrued mining duties refundable	(5,067)	(61,895)
Accounts payable and accrued liabilities	(16,690)	(56,971)
	(24,461)	(104,481)

NOTE 12 – COMPARATIVE FIGURES

Certain of the amounts for the 2004 fiscal year have been reclassified to confirm to the presentation adopted for the current fiscal year.

Fancamp Exploration Ltd.

Schedule I - Summary of Deferred Costs On Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2005:

	As at April 30, 2004			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2005				As at April 30, 2005		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Incurred	Write-Downs Write-Offs Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
Upsalquitch Forks claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
St. George's claims, New Brunswick	1,662	121,127	122,789	-	-	-	-	1,662	121,127	122,789
McFaulds Fancamp, Ontario	7,200	8,651	15.851	-	-	1,350	-	7,200	10,001	17,201
Tilley Lake, Ontario	2.400	-	2.400	-	-	-	-	2,400	-	2,400
Bearn Township claims, Quebec	1	-	1	-	-	184	-	1	184	185
Dileo Lake claims, Quebec	1	-	1	-	-	-	-	1	-	1
Forestville, Quebec	184	-	184	-	-	-	-	184	-	184
Gamache claims, Quebec	1	-	1	-	-	138	-	1	138	139
Indicator Lake claims, Quebec	1	-	1	-	-	-	(1)	-	-	-
Lac de la Blache, Quebec	1,334	-	1,334	-	-	-	-	1,334	-	1,334
Lemoine Township claims, Quebec	1	-	1	-	-	92	-	1	92	93
Manic 3 claims, Quebec	1	-	1	2,254	-	1,650	-	2,255	1,650	3,905
Manicuagan claims, Quebec	27,195	4,368	31,563	-	-	10,098	-	27,195	14,466	41,661
Matonipi, Quebec	1,242	-	1,242	-	-	-	-	1,242	-	1,242
Sept Iles - Lac Mechant claims, Quebec	81,188	57,590	138,778	-	-	2,208	-	81,188	59,798	140,986
Jointly held mineral properties interests:										
St. George's claims, New Brunswick	2,688	19,278	21,966	890	-	6,994	-	3,578	26,272	29,850
Benoist claims, Quebec	1	-	1	-	-	-	(1)	-	-	-
Lac Colomb claims, Quebec	1	-	1	-	-	-	(1)	-	-	-
Mount Reed/Mount Wright claims, Quebec	-	-	-	14,519	(14,381)	2,200	-	138	2,200	2,338
Longue Pointe claims, Quebec	-	409,134	409,134	-	-	109,560	-	-	518,694	518,694
Rupert, Quebec	-	-	-	7,038	-	2,750	-	7,038	2,750	9,788
Johan Beetz, Quebec	-	-	-	-	-	14,484	-	-	14,484	14,484
Mineral properties royalty interests:										
Fancamp claims, Quebec	1	-	1	-	-	-	-	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
	125,105	620,148	745,253	24,701	(14,381)	151,708	(3)	135,422	771,856	907,278

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2004:

	As at April 30, 2003			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2004				As at April 30, 2004		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Incurred	Write-Downs Write-Offs Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
Upsalquitch Forks claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
St. George's claims, New Brunswick	1,662	105,532	107,194	-	-	15,595	-	1,662	121,127	122,789
McFaulds Fancamp, Ontario	-	-	-	7,200	-	8,651	-	7,200	8,651	15,851
Tilley Lake, Ontario	-	-	-	2,400	-	-	-	2,400	-	2,400
Bearn Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Dileo Lake claims, Quebec	1	-	1	-	-	-	-	1	-	1
Forestville, Quebec	-	-	-	184	-	-	-	184	-	184
Gamache claims, Quebec	1	-	1	-	-	-	-	1	-	1
Indicator Lake claims, Quebec	1,978	-	1,978	-	-	-	(1,977)	1	-	1
Lac de la Blache, Quebec	-	-	-	1,334	-	-	-	1,334	-	1,334
Lemoine Township claims, Quebec	1	-	1	-	-	-	-	1	-	1
Manic 3 claims, Quebec	10,000	3,910	13,910	-	-	-	(13,909)	1	-	1
Manicuagan claims, Quebec	2,068	-	2,068	25,127	-	4,368	-	27,195	4,368	31,563
Matonipi, Quebec	-	-	-	1,242	-	-	-	1,242	-	1,242
Sept Iles - Lac Mechant claims, Quebec	81,188	57,590	138,778	-	-	-	-	81,188	57,590	138,778
Jointly held mineral properties interests:										
St. George's claims, New Brunswick	2,688	19,278	21,966	-	-	-	-	2,688	19,278	21,966
Benoist claims, Quebec	1	-	1	-	-	-	-	1	-	1
Lac Colomb claims, Quebec	(1,572)	910	(662)	-	-	-	663	1	-	1
Otish Mountain claims, Quebec	-	2,344	2,344	-	-	-	(2,344)	-	-	-
Mineral properties royalty interests:										
Fancamp claims, Quebec	1	-	1	-	-	-	-	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
Options on mineral properties interests:										
Longue Pointe claims, Quebec	-	101,136	101,136	-	-	307,998	-	-	409,134	409,135
	98,021	290,700	388,721	37,487	-	336,612	(17,567)	125,105	620,148	745,253

FANCAMP EXPLORATION LTD.
SCHEDULE II – EXPLORATION EXPENDITURES ON MINERAL PROPERTIES INTERESTS
APRIL 30, 2005 AND 2004

Incurred in the Year Ended April 30, 2005:

	Travel and Camp Costs	Drilling	Engineering, Consulting, and Sundry	Prospecting, Ground Surveys	Total 2005
	$	$	$	$	$
100 % owned interests					
St. George's claims	-	910	6,084	-	6,994
McFaulds Fancamp claims	-	-	550	800	1,350
Manicuagan claims	-	-	10,098	-	10,098
Bearn Township claims			184		184
Gamache claims			138		138
Lemoine Township claims			92		92
Manic 3 claims			1,650		1,650
Sept Iles - Lac Mechant claims			2,208		2,208
Rupert claims			2,750		2,750
Johan Beetz claims		4,584	9,900		14,484
Jointly held interests					
Mount Reed / Mount Wright claims	-	-	2,200	-	2,200
Longue Pointe claims	21,708	54,389	18,362	15,101	109,560
	21,708	**59,883**	**54,216**	**15,901**	**151,708**

Incurred in the Year Ended April 30, 2004:

	Travel and Camp Costs	Drilling	Engineering, Consulting, and Sundry	Prospecting, Ground Surveys	Total 2004
	$	$	$	$	$
100 % owned interests					
St. George's claims	-	-	13,473	2,122	15,595
McFaulds Fancamp claims	-	-	8,651	-	8,651
Manicuagan claims	-	-	4,368	-	4,368
Options on mineral properties interests					
Longue Pointe claims	175,832	58,150	67,378	6,638	307,998
	175,832	**58,150**	**93,871**	**8,760**	**336,612**

FORM 51-901F
QUARTERLY AND YEAR END REPORT

File No. 82-3929

Incorporated as part of: **Schedule A, B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter and Year Ended:	April 30, 2005
Date of Report:	August 19, 2005

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Peter Smith	**August 19, 2005**
Name of Director	**Date Signed**
Debra Chapman	**August 19, 2005**
Name of Director	**Date Signed**

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

August 19, 2005

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited financial statements of the company and notes thereto for the year ended April 30, 2005. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is August 19, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. The Company's main focus continues to be on the exploration and development of the Mingan Titanium Option in Longue Point, Quebec.

OVERALL PERFORMANCE

The Company had working capital of $258,089 as at April 30, 2005. During the current year, the Company met the required exploration expenditures to earn its 50% interest in the Mingan Titanium Option and acquired a number of significant iron ore properties.

RESULTS OF OPERATIONS

The Company incurred a net profit of $522,589 for the three months ended April 30, 2005, compared to a net profit of $98,105 for the previous year. The net profit for both periods resulted from the write off of the Botswana Exploration Commitment. The operating loss for the period remained consistent, $87,437 in 2005 versus $78,782 in 2004.

Management fees remained unchanged quarter over quarter. The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs as well as evaluation of potential property acquisitions. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company has earned its 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

In early December, 2004, trenching was completed for the season on the Mingan Titanium Option, in an area west of the lake, and several areas of previously unrecognized massive hemoilmenite outcrop were identified.

An extensive prospecting program was carried out in late July/early August on the other Sheridan Platinum Group properties located in the Havre St. Pierre Anorthosite Massif. These properties are a part of the Mingan Option, and cover additional prospective ground. The purpose of the program was to further identify and refine areas of potential. At least five additional outcrop areas containing massive hemoilmenite are present on these properties. Reconnaissance gravity work has been carried out over these occurrences and results are being evaluated.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

A large number of iron ore prospects have been staked jointly with the Sheridan Platinum Group, in the Mount Reed/Mount Wright District and cover approximately 21,000 hectares or 52,500 acres. Many of these prospects were drilled in the fifties and sixties, and substantial (non 43-101 compliant) tonnages of 30 – 35% Fe beneficiating ore were reported. These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Johan Beetz Uranium Prospects, Quebec Joint Venture

The uranium targets are located in the Johan Beetz District, the scene of two major uranium staking rushes in the sixties and seventies. New uranium deposit models have emerged in the last thirty years and are associated with geology very similar to that seen at Johan Beetz, namely Olympic Dam in Australia, the world's largest producer, and Rossing in Namibia, the world's sixth largest producer. In the eighties and nineties, the Government of Quebec, recognizing these parallels, carried out a series of regional geochemical surveys which revealed numerous areas anomalously high in uranium. Approximately 91,000 hectares or 227,500 acres have been staked in 50/50 partnership with the Sheridan Platinum Group. Discussions are ongoing with potential joint venture partners.

100% Owned McFaulds Fancamp Property, Ontario

This 64 claim grassroots property was acquired by staking following the announcement of a base metal discovery by Spider Resources Inc. in March, 2003. An airborne EM-mag survey carried out in July, August, 2003 indicated the presence of a number of interesting conductive zones. These zones were further defined by ground surveys carried out in January, 2004. The Company is presently in discussions with a potential joint venture partner.

100% Owned Manicuagan Property, Quebec

On January 29, 2004, the Company announced that it had acquired by map staking, approximately 32,000 hectares or 80,000 acres of ground covering interesting nickel/copper/cobalt geochemical anomalies, in the vicinity of the recently announced high grade nickel discovery acquired by Quinto Technology Inc. in the Manicuagan Reservoir district of Quebec's North Shore. Grades up to 5.3% nickel have been reported from this recent grassroots discovery. During the quarter discussions continued with potential joint venture partners.

100% Owned Lac Mechant Property, Quebec

Ressources Appalaches Ltee. has relinquished its option on the Company's 100% owned Lac Mechant nickel copper cobalt prospect located 40 km NE of Sept Iles, Quebec. No diamond drilling was done on the prospect by Appalaches and the Company considers that its potential remains untested. The property has been subject to a gravity survey and a number of strong anomalies have been identified.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau, was discovered in 1952 and staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (not 43/101 compliant). Metallurgical problems have prevented development to date.

100% Owned Tilly Lake Property, Shebandowan Belt, NW Ontario

The Company has acquired, by staking, 32 claims located some 6 km along strike from the recently announced Freewest Resources Inc. Larose Property gold discovery. Prospecting on this property is being considered for 2005.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Other Properties

The Company continues to hold a number of prospective properties in inventory. These properties will be held in inventory until the economic conditions of the global mining industry and the company warrant commencing new exploration programs. Further information can be found in the Company's audited annual financial statements.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended April 30, 2005 and the preceding 7 quarters:

Three Months Ended	**1st Quarter July 31, 2004**	**2nd Quarter October 31, 2004**	**3rd Quarter January 31, 2005**	**4th Quarter April 30, 2005**
Operating Loss	$17,195	$36,236	$19,798	$87,437
Loss per Share	$0.001	$0.001	$0.001	$0.003
Fully Diluted Loss per Share	$0.001	$0.001	$0.000	$0.002

Three Months Ended	**1st Quarter July 31, 2003**	**2nd Quarter October 31, 2003**	**3rd Quarter January 31, 2004**	**4th Quarter April 30, 2004**
Operating Loss	$22,271	$37,001	$17,823	$78,782
Loss per Share	$0.001	$0.001	$0.001	$0.001
Fully Diluted Loss per Share	$0.001	$0.001	$0.001	$0.001

The operating expenses are higher in the 2nd Quarter of both 2004 and 2005 as this is the quarter that the Company incurs additional costs related to the filing of the audited annual financial statements and preparation and mailing of annual meeting materials to shareholders. The increase in the recorded losses for the 4th quarter of both 2004 and 2005 are the result of accounting for stock based compensation. Refer to Note 6 (e) of the audited annual financial statements.

DEFERRED COSTS AND EXPLORATION EXPENDITURES

For the three months ended April 30, 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	**Engineering,Consulting and Sundry Costs**	**Option and Other Payments Received**	**2005 Net Costs For Period**	**2004 Net Costs For Period**
Bearn		184		**184**	-46
Benoist	-1			**-1**	
Forestville					184
Gamache		138		**138**	-161
La Colomb	-1			**-1**	662
Lac La Blache					1,334
Lemoine		92		**92**	
Mount Reed/Mount Wright					1,242
Indicator Lake	-1			**-1**	-1,977
Johan Beetz		14,484		**14,484**	
Otish Mountain					-2,344
Manic 3					-13,909
Manicuagan					100

Mingan Longue Pointe		30,454		**30,454**	43,523
Mechant - Sept-Iles		2,208		**2,208**	
Rupert	7,038	2,750		**9,788**	
St. George		558		**558**	-1,423
Upsalquitch Forks					-119
Total	-2	50,868	0	**57,904**	27,066
Cumulative Mineral Property Costs Deferred Beginning of Period				**849,374**	718,187
Cumulative Mineral Property Costs Deferred End Of Period				**$907,279**	**$745,253**

For the twelve months ended April 30, 2005

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering, Consulting and Sundry Costs	Option and Other Payments Received	2005 Net Costs For Period	2004 Net Costs For Period
Bearn		184		**184**	-46
Benoist	-1			**-1**	
McFaulds		1,350		**1,350**	15,851
Fancamp					46
Forestville					184
Gamache		138		**138**	0
La Colomb	-1			**-1**	662
Lac La Blache					1,334
Lemoine		92		**92**	
Mount Reed/Mount Wright	14,519	2,200	-14,381	**2,338**	1,242
Indicator Lake	-1			**-1**	-1,977
Johan Beetz		14,484		**14,484**	
Otish Mountains					-2,344
Manic 3	2,254	1,650		**3,904**	-13,909
Manicuagan		10,098		**10,098**	29,496
Mingan Longue Pointe		109,559		**109,559**	307,998
Mechant - Sept-Iles		2,208		**2,208**	
Rupert	7,038	2,750		**9,788**	
St. George	890	6,995		**7,885**	15,594
Tilly Lake					2,400
Upsalquitch Forks					1
Total	17,660	151,708	-14,381	**162,025**	356,532
Cumulative Mineral Property Costs Deferred Beginning of Period				**745,253**	388,721
Cumulative Mineral Property Costs Deferred End Of Period				**$907,279**	**$745,253**

EXPLORATION EXPENDITURES

For the three months ended April 30, 2005

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Bearn				184		184
Gamache				138		138
Lemoine				92		92
Mechant - Sept-Iles				2,208		2,208
St. George				558		558
50% Owned						
Rupert	7,038			2,750		9,788
Johan Beetz			4,584	9,900		14,484
Options on Mineral Properties						
Mingan Longue Pointe				4,068	26,386	30,454
Total	7,038	0	4,584	19,898	26,386	**$57,906**

For the twelve months ended April 30, 2005

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Bearn				184		184
Gamache				138		138
Lemoine				92		92
Manic 3				1,650		1,650
McFaulds				550	800	1,350
Manicuagan				10,098		10,098
Mechant - Sept-Iles				2,208		2,208
St. George	910			6,084		6,994
50% Owned						
Rupert	7,038			2,750		9,788
Johan Beetz			4,584	9,900		14,484
Mount Reed/Mount Wright				2,200		2,200
Options on Mineral Properties						
Mingan Longue Pointe		21,708	54,389	18,362	15,101	109,560
Total	7,948	21,708	58,973	54,216	15,901	**$158,746**

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

The Company had working capital of $258,089 as at April 30, 2005.

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Also see Note 9 "Contingency" attached to the audited annual financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 7 to the audited annual financial statements.

SUBSEQUENT EVENTS

See Note 10 to the audited annual financial statements.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2005. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2006.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION

TSX Venture Exchange:	**Trading Symbol: FNC**
Authorized Capital:	**50,000,000 common shares n.p.v.**
Shares Outstanding:	**23,692,981 common shares**
Fully Diluted Shares Outstanding:	**29,426,481 common shares**
Head Office:	7290 Gray Avenue Burnaby, British Columbia V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 10th Floor, 625 Howe Street Vancouver, British Columbia V6C 3B8
Auditor:	Hoogendoorn Vellmer Suite 406, 455 Granville Street Vancouver, British Columbia V6C 1T1
Officers and Directors:	Peter H. Smith, PhD., P.Eng.,President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

Dated: August 19, 2005

FANCAMP EXPLORATION LTD.
7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the members of **FANCAMP EXPLORATION LTD**. (hereinafter called the "Company"), will be held at Suite 1320, 4 King Street West, Toronto, Ontario, on:

THURSDAY, SEPTEMBER 29, 2005

at the hour of 1:30 o'clock in the afternoon (Toronto time) for the following purposes:

1. To receive the report of directors and the financial statements of the Company for the year ended April 30, 2005 and the report of the auditors thereon.

2. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.

3. To determine the number of directors and to elect directors.

4. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute and approve the Company's current Stock Option Plan.

5. To transact any other business as may properly come before the Meeting.

Accompanying the Notice are an Information Circular and Form of Proxy.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Form of Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by management, but, as set out in the Notes, you may amend it if you so desire by striking out the names listed herein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia this 25th day of August, 2005.

BY ORDER OF THE BOARD

"Debra Chapman"
Director and Secretary

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

File No. 82-3929

INFORMATION CIRCULAR

AS AT AND DATED AUGUST 19, 2005

This Information Circular accompanies the Notice of the Annual General Meeting of members of **Fancamp Exploration Ltd**. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, under its common seal, or, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including that last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed proxy is being solicited by the management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of the solicitation will be borne by the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an "Intermediary") or otherwise not in their own name (such shareholders referred to herein as "Beneficial Shareholders") should note that only proxies deposited by shareholders appearing on the records maintained by the Company's transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder's shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are **not** registered in the shareholder's name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by Intermediaries, such as those held on behalf of a broker's client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions, Intermediaries are prohibited from voting the shares of Beneficial Shareholders. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.**

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

a) A form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading "Appointment of Proxies". If a Beneficial Shareholder wishes to appear in person at the Meeting , it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of the nominee in the blank space provided on the proxy prior to the proxy being deposited.

b) A voting instruction form ("VIF") **which is not signed by the Intermediary**, and which, when properly completed and signed by the Beneficial Shareholder and **returned to the Intermediary** (or its service company), will constitute voting instructions which the Intermediary must follow. The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information. If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF. If the form VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's shares on its behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by ay of mail, the Internet or telephone. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions. A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading "Appointment of Proxies".

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with the requirements of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with the applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 shares without par value. There is one class of shares only. There are presently issued and outstanding 23,692,981 shares. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which he is the registered holder. Shares represented by proxy will only be voted on a poll..

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company:

Name of Member	Approximate Number of Shares	Percentage of Issued and Outstanding Shares
Sheridan Platinum Group Ltd.	5,160,000	21.77%
Diepdaume Mines Ltd.	3,000,000	12.66%

The directors have determined that all members of record as of the 19th of August, 2005 will be entitled to receive notice of, and vote at, the Meeting. **Those members so desiring may be represented by proxy at the Meeting**. A Form of Proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or at the head office of the Company, 7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted on poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

Management proposes that the number of directors for the Company be determined at four for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and the management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name of proposed directors and present office held	Director since	Number of shares beneficially owned, directly or indirectly or over which control or direction is exercised, as at 09/15/03	Principal occupation and if not at present a director, occupation during the past five years
Peter Smith President and Director Member of Audit Committee	01/16/86	965,347	Consulting Geologist
Debra Chapman Secretary and Director	09/04/91	25,000	Administrative Consultant
Gilles Dubuc Director Member of Audit Committee	03/06/98	267,500	Retired Businessman
Michael Sayer Director Member of Audit Committee	03/22/96	106,000	Businessman

All of the nominees are residents of Canada.

The Company has an audit committee, the members of which are set out above. The Company does not have an executive committee of its board of directors.

EXECUTIVE COMPENSATION

Executive Officers

There is only one executive officer of the Company, namely Peter Smith, President and Director.

SUMMARY COMPENSATION TABLE

		Annual Compensation:			Long Term Compensation:	
Name and principal position	Year	Annual Salary	Annual Bonus	Annual Other	Securities under options/ SARs Granted	All other compensation
Peter Smith, President	2005	Nil	Nil	$70,792	504,000	$7,787
	2004	Nil	Nil	$67,169	504,000	$7,560
	2003	Nil	Nil	$59,242	290,000	$7,200

Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to the named executive officers required to be reported in the above table.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Name of Executive Officer	Option Granted (#)	% Of Total Options Granted To Employees In Fiscal Year	Exercise Or Base Price ($/Share)	Market Value Of Securities Underlying Options On Date Of Grant	Expiration Date
Peter Smith	Nil				

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name Of Executive Officer	Securities Acquired On Exercise	Aggregate Value Realized	Unexercised Options At Fiscal Year End (#) Exercisable	Value Of Unexercised In-The-Money Options At Fiscal Year End ($) Exercisable
Peter Smith	Nil			

Directors

The directors of the Company (except named Executive) have not been compensated by the Company in their capacities as directors during the year ended April 30, 2005. Incentive stock options, for the purchase of up to 793,000 common shares, at a price of $0.10 per share, exercisable on or before June 29, 2009, were granted to non-employee directors of the Company during the year. During the year, previously granted options for the purchase of 9,500 common shares were exercised by an employee of the Company, at a price of $0.10 per share, with the aggregate proceeds of $950.00 being added to the general working capital of the company. An option to purchase up to 145,000 common shares, at a price of $0.10 was cancelled and an option to purchase up to 111,500 common shares, at a price of $0.12 per share expired.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There is no management, consulting, or employment contract with the executive officer of the Company. No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Vellmer & Chang, Chartered Accountants (previously Hoogendoorn and Vellmer), as auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Matthew Hoogendoorn has retired and Ihlpaili Vellmer has assumed his role. Matthew Hoogendoorn had been the Company's auditor since its incorporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing, has any material interest, in any transaction since May 1, 2004 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTER TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since May 1, 2004 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars Of Matters To Be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

Effective May 1, 2003, the Board of Directors of the Company adopted a stock option plan, which was accepted by the TSX Venture Exchange (the "Exchange") and approved by the shareholders of the Company at the 2003 and 2004 Annual General Meetings.

The purpose of the Stock Option Plan is to allow the Company to grant to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five (5) years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

A complete copy of the Plan will be available for review upon request.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, the shareholders will be asked to approve the following resolution:

> *"**RESOLVED,** that the Stock Option Plan approved by the TSX Venture Exchange and the Shareholders, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding being reserved to any one person on a yearly basis, be and it is hereby approved."*

The above resolution must be approved by a majority of the "Disinterested Shareholders" of the Company. The term "Disinterested Shareholders" in this regard means shareholders who are not directors, officers or insiders of the Company, or their affiliates or associates.

AUDIT COMMITTEE CHARTER

Multilateral Instrument 52-110 (the "Instrument") relating to the composition and function of audit committees was implemented for Alberta reporting companies effective March 30, 2004 and, accordingly, applies to every TSX Venture Exchange listed company, including the Company. The Instrument requires all affected issuers to have a written Audit Committee Charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2 in the management information circular of the Company wherein management solicits proxies from the shareholders of the Company for the purpose of electing directors to the Board. This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the Directors nor Audit Committee to alter or vary procedures to comply more fully with the Instrument, as amended from time to time. A copy of the Audit Committee Charter is attached hereto as Schedule "A".

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Peter H. Smith	Not Independent (1)	Financially literate(2)
Gilles Dubuc	Not Independent (1)	Financially literate(2)
Michael Sayer	Not Independent (1)	Financially literate(2)

(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES	TAX FEES	ALL OTHER FEES
1984	$10,000.00		$2,200.00	
1983	$8,700.00		$1,200.00	

Tax Fees relate to the preparation of the Company's corporate tax (federal and provincial) and Quebec mining duties returns.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by MI 52-110. The Company is a "venture issuer" as that term is defined under MI 52-110.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders may also contact the Secretary of the Company, Debra Chapman, at the Company's business address above at any time during normal business hours up to the date of the Meeting to request copies of the Company's financial statements or any Management Discussions and Analyses.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF THE MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY PROXY.

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Peter H. Smith"
Peter H. Smith
President and CEO

"Debra Chapman"
Debra Chapman
Secretary

FANCAMP RESOURCES LTD.

(the "Company")

AUDIT COMMITTEE CHARTER

November 25, 2004

TABLE OF CONTENTS

AUDIT COMMITTEE CHARTER

1.0 Purpose of the Committee

1.1 The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0 Members of the Audit Committee

2.1 At least one Member must be "financially literate" as defined under MI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2 The Audit Committee shall consist of no less than three Directors.

2.3 A majority of the Members of the Audit Committee shall be "independent" as defined under MI 52-110, while the Company is in the developmental stage of its business.

3.0 Relationship with External Auditors

3.1 The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2 The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3 The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4 The Audit Committee will have direct communications access at all times with the external auditors.

4.0 Non-Audit Services

4.1 The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2 Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i) acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii) performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.0 Appointment of Auditors

5.1 The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2 The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.0 Evaluation of Auditors

6.1 The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.0 Remuneration of the Auditors

7.1 The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2 The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.0 Termination of the Auditors

8.1 The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.0 Funding of Auditing and Consulting Services

9.1 Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.0 Role and Responsibilities of the Internal Auditor

10.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.0 Oversight of Internal Controls

11.1 The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitors, and that such internal controls are effective.

12.0 Continuous Disclosure Requirements

12.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.0 Other Auditing Matters

13.1 The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2 The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.0 Annual Review

14.1 The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.0 Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

File No. 82-3929

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FANCAMP EXPLORATION LTD.

TO BE HELD AT SUITE 1320, 4 KING ST. WEST, TORONTO, ONTARIO

ON THURSDAY, SEPTEMBER, 29, 2005, AT 1:30 PM

The undersigned Registered Shareholder of the Company hereby appoints, PETER H. SMITH, a Director of the Company, or failing this person, MICHAEL SAYER, a Director of the Company, or in the place of the foregoing, (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Vellmer & Chang as auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at 4.			N/A
4. To elect as Director, Peter H. Smith.		N/A	
5. To elect as Director, Debra Chapman.		N/A	
6. To elect as Director, Michael Sayer.		N/A	
7. To elect as Director, Gilles Dubuc.		N/A	
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

Request for Voting Instructions ("VIF")

ANNUALGENERAL MEETING OF SHAREHOLDERS OF

FANCAMP EXPLORATION LTD.

TO BE HELD AT SUITE 1320, 4 KING ST. WEST, TORONTO, ONTARIO

ON THURSDAY, SEPEMBER 29, 2005, AT 1:30 PM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted *only* by *management*, as *proxyholder of the registered holder*, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

File No. 82-3929

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Vellmer & Chang as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at 4.			N/A
4. To elect as Director, Peter H. Smith		N/A	
5. To elect as Director, Debra Chapman		N/A	
6. To elect as Director, Michael Sayer		N/A	
7. To elect as Director, Gilles Dubuc		N/A	
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

******Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.******

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact ______________________ at PCTC at 604-689-9853.

(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

PLEASE SIGN AND DATE.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) *prior to the time of the Meeting,* or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote